ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

August 14, 2013	Lindsey Coffey T +1 212 596 9821 F +1 646 728 2573 lindsey.coffey@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Cindy Rose

Re:	NexPoint Credit Strategies Fund (the “Fund”)
Responses to Comments on December 31, 2012 Annual Report
File Nos. 333-173004 and 811-21869

Ladies and Gentlemen:

On June 14, 2013, Cindy Rose of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Reid Adams and Heena Virani of Ropes & Gray LLP, counsel to the Fund, regarding the Fund’s annual report on Form N-CSR for the twelve-month period ending December 31, 2012 (the “Annual Report”). Summaries of the Staff’s comments and the Fund’s responses are set forth below.

Statements of Operations

1.	Comment: On page 12 of the Annual Report, please move the line item labeled “dividends and expenses on securities sold short” above the line so that it is included within the “Total operating expenses” category. Similarly, on page 15, please remove “Dividend expense from short positions” as a line item in your expense ratio disclosure.

Response: The requested change will be made in the Fund’s next filing on Form N-CSR.

Financial Highlights

2.	Comment: Please explain the calculation methodology for the “managed net” expense ratio of 2.26% and the “average net” expense ratio of 3.14% on page 15 of the Annual Report. In addition, please confirm that the “average net” expense ratio uses the same methodology as the “total” expense ratio contained in the Fund’s most recent amendment to its registration statement on Form N-2, which was filed on May 6, 2013 (the “Amendment”). For future filings on Form N-CSR, please display only one expense ratio.

Securities and Exchange Commission	-2-	August 14, 2013

Response:

The Fund calculated the “managed net” expense ratio of 2.26% in the Annual Report as a percentage of gross assets. The Fund calculated both the “average net” expense ratio of 3.14% in the Annual Report and the “total” expense ratio of 3.14% in the Amendment as a percentage of net assets attributable to common shares.

Because the Fund’s management and administrative fees are based on the Fund’s gross assets, when the Trust uses leverage, the management and administrative fees are higher when shown as a percentage of net assets attributable to common shares. As a result, the “average net” expense ratio is greater than the “managed net” expense ratio in the Annual Report.

For future filings on Form N-CSR, the Fund will add a financial note to explain the different calculation methods. In addition, the Fund will change the line item for the “managed net” expense ratio to read as follows: “Ratios based on the Trust’s managed ~~net~~ assets ~~of common shares~~.” The Fund believes that it is helpful to investors to display both gross and net expense ratios. Accordingly, the Fund respectfully declines to display only the “average net” expense ratio for future filings on Form N-CSR.

Website

3.	Comment: Please revise the expense information disclosed on the Fund’s website so that it is consistent with the Fund’s Annual Report, registration statement and any amendments thereto. For example, according to the Fund’s website, the Fund’s gross expense ratio is “N/A.”

Response: The requested change has been made.

*  *  *  *  *

As instructed by the Staff, the Registrant is also submitting the following:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Annual Report, (ii) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Annual Report, and (iii) the Registrant may not assert Staff comments with respect to the Annual Report as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission	-3-	August 14, 2013

Please direct any questions concerning this letter to the undersigned at (212) 596-9821.

Sincerely,

/s/ Lindsey Coffey

Lindsey Coffey

cc:	Brian Mitts, Highland Capital Management Fund Advisors, L.P.
Rajib Chanda, Esq.